Share Equity Acquisition Agreement

Party A (Purchasing Party): Inner Mongolia Xiangzhen Mining Industry Group Co., Ltd (hereinafter called as "Xiangzhen")

Legal Address: Wulanhua-town, Wulanchabu City, Inner Mongolia Autonomous Region

Legal Representative: Yu Xiaojing

Contact: 0086—0474—5211809

Party B (Transferring Party): Li Jiaxing and Huang Guan (hereinafter both are called as Party B)

Address: 35 (a), Laimengtuofu Street, Bishikaike City, the Republic of Kirgizstan

Contact: 00996—0512—246145

Whereas,

1. Party A is registered as a limited liability company at Inner Mongolia Autonomous Region, China, which is a legally operated company whose approval number is "Mongolian Foreign-owned Examination No. (2006) 17" (in Chinese as 蒙外资审字（2006）17号) and organization code is 74012216—9.

2. Party B has registered its TUN-LIN Limited Liability Company

at Bishikaike City, the Republic of Kirgizstan, which is a legally operated company (its name in Chinese: 吉尔吉斯铜陵有限责任公司) (hereinafter called as " TUN-LIN ") whose registered number is 22223—3300—ooo and organization code is 238831395. Li Jiaxing and Huang Guan of Party B hold respectively 70% and 30% of the share equity of TUN-LIN.

3. Party A has commissioned Party B to acquire Altyn Minerals (BVI) Ltd. (hereinafter called as "Altyn"), on behalf of Party A, 100% of the holding equity of Kichi-Chaarat Closed Joint Stock Company (hereinafter called as "Kichi-Chaarat") fully-owned by Altyn, which is registered in Kyrghyz Republic. KICHI-CHAARAT has its mining rights for mines of copper and gold at Kourou-TieKelieke Region in K Republic.

4. Party A has commissioned Party B to negotiate with Altyn on the acquisition of equity of KICHI-CHAARAT in the name of TUN-LIN on behalf of Party A. "Share Sale And Purchase Agreement" and "Agreement On Escrow Account" have been examined, revised and confirmed by Party A and have been signed on November 7, 2006 by TUN-LIN authorized by Party B who has been agreed and confirmed to do so by Party A.

Both Party A and Party B have been approved respectively by their own power organ and have been authorized entirely the

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power to sign this agreement.

It is hereby agreed as follows that Party A acquires from Party B 100% of the share equity of TUN-LIN:

Article I   The Commission of Acquisition of Share Equity of KICHI-CHAARAT: Party A is to commission Party B to negotiate with Altyn on the acquisition of equity of KICHI-CHAARAT in the name of TUN-LIN on behalf of Party A. Draft copies of "Share Sale and Purchase Agreement" and of "Agreement on Escrow Account" should be provided by Party B to Party A and be examined, revised and confirmed by Party A, which Party B can authorize TUN-LIN to sign only when these two agreements become final version and agreed and confirmed by Party A.

Article II   The Purchase Price of Share Equity of TUN-LIN: Party B is to authorize TUN-LIN to acquire 100% of the equity of KICHI-CHAARAT and agrees to transfer this 100% of its TUN-LIN's equity to Party A with a transferring price of ten million U.S. dollars (US$10,000,000) after the completion of the said acquisition. This transferring price includes the price for acquisition of 100% of equity of KICHI-CHAARAT Party

A commissions Party B to authorize TUN-LIN to do. Seven million U.S. Dollars (US$7,000,000) of such purchase price has been paid by Party A in accordance with the terms set in "Share Sale and Purchase Agreement" and "Agreement on Escrow Account".

Article III Mode of Payment: Upon the signature of "Share Sale and Purchase Agreement" and "Agreement on Escrow Account" completed by TUN-LIN, Party A shall pay Seven million U.S. Dollars (US$7,000,000) according to the terms and procedures set in, the "Share Sale and Purchase Agreement" and "Agreement on Escrow Account", which shall be forwarded to **Altyn** by TUN-LIN authorized by Party B subject to the "Share Sale and Purchase Agreement" and "Agreement on Escrow Account". The remaining three (3) million U.S. Dollars (US$3,000,000.00) shall be remitted by Party A to the designated account of Party B after Party B completes the changing of this 100% of equity of KICHI-CHAARAT into being held by TUN-LIN.

Article IV Party B is responsible for its bounden survey and duties on the following three aspects:

1) The legal integrity of the share equity of KICHI-CHAARAT held by Altyn (e.g., including, but not limited to, any guarantees or collateral);

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2) KICHI-CHAARAT's permits or licenses for exploration, mining, production and sales of minerals (including, but not limited to, rights, permits or licenses for mining, prospecting, production and sales, safety, environmental protection and using of land, water, electricity and other public facilities), audited financial statements, or liabilities and legal proceedings, etc.

3) Keeping abreast of the approval procedures and competence of this acquisition from E Ms, the headquarters of Altyn, as stipulated by TSX Venture Exchange, Canada.

4) Responsible for the fulfillment of the "Share Sale and Purchase Agreement" and "Agreement on Escrow Account" so that KICHI-CHAARAT will be changed into being held by TUN-LIN and the share equity of TUN-LIN will be changed into being held by Party A after fulfilling this agreement.

Article V Where there is a fail to fulfill the "Share Sale and Purchase Agreement" and "Agreement on Escrow Account" or a fail to change the share equity of KICHI-CHAARAT into being held by TUN-LIN, there should be a termination upon which Party B shall return the purchase price of seven (7) million US Dollars (US$7,000,000.00) paid by Party A to Party A.

Article VI Both parties have agreed to undertake the confidential obligations of related materials provided by either party subject to the commission hereof and/or any non-disclosed business information achieved from either party subject to the commission hereof.

Article VII Both parties have agreed that this agreement is subject to the jurisdiction of the laws of the People's Republic of China.

Article VIII Both parties have agreed that all disputes arising out of or relating to this agreement should be settled down through friendly consultations between both parties above all others. If a dispute can not be resolved after thirty (30) days since it arises, either party may submit this said dispute to the China International Economic and Trade Arbitration Commission for arbitration in Beijing, China in accordance with the arbitration rules which are valid when the arbitration application is submitted. Both parties have agreed that the arbitration in accordance with this article should be deemed as final decision which has binding force on both parties.

Article IX This agreement is signed in duplicate and either party shall keep a copy that bears the same legal effect.

Article X This agreement shall come into effect upon the execution of the agreement signed by both parties.

Article XI Other matters excluded in this agreement shall be resolved through friendly consultations between both parties.

The present agreement is signed by and between the following two parties on November 6, 2006 at Bishikaike City, the Republic of Kirgizstan:

(Signature):

Party A: Xiangzhen

Legal Representative:

Party B: Li Jiaxing　(Passport No. G06321994) and Huang Guan

(Passport No. G06203828)

Li Jiaxing: _____

Huang Guan: _____